Exhibit 99.1

Enthusiast Gaming Announces Year-End 2022 Results

Annual Revenue of $202.8 million, up 21%YOY

Gross profit of $63.5 million, up 68%YOY

Gross margin of 31.3%, up 870 bps YOY

Direct sales of $37.4 million, up 69% YOY

Subscription revenue of $14.5 million, up 54% YOY

LOS ANGELES, March 27, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced financial results for the fiscal year ended December 31, 2022.

“Our 2022 financial and operating results continue to demonstrate that Enthusiast Gaming is on the path to achieving sustained profitability in 2023. The Company achieved record performance in each of its main KPI’s, including revenue, gross profit, gross margin, direct sales, and subscriptions, despite challenging macroeconomic conditions that impacted programmatic advertising revenue in the second half of the year, a period in which the Company adopted operational efficiency measures to reduce expenses,” commented Nick Brien, CEO of Enthusiast Gaming. “In addition, as evidenced by the rapid gross margin acceleration, up 870 bps in 2022, we’ve continued to diversify the business away from commoditized, lower-margin revenue, towards a higher-margin, solution-based mix, focused on bespoke content and brand solutions, subscription- and product-based offerings, and our Pocket Gamer Connects live events series, which set record attendance in 2022.”

2022 Financial Highlights

•	Revenue was $202.8 million, representing a 21% increase from revenue for 2021 of $167.4 million.
•	Gross profit was $63.5 million, representing a 68% increase from gross profit for 2021 of $37.8 million.
•	Direct sales was $37.4 million, representing a 69% increase from direct sales in 2021 of $22.2 million. Direct sales are included in revenue.
•	Paid subscribers as at December 31, 2022, of 262,000, representing an 19% increase from paid subscribers as at December 31, 2021, of 220,000, with record subscription revenue of $14.5 million, up 54% from $9.4 million in 2021.
•	Secured a $10 million expansion of its credit facility in September, increasing the size of the facility from $10 million to $20 million. Subsequent to the year, the Company received approval from its lender to extend the maturity dates for the credit facility, together with the Company’s $5 million operating facility, for an additional year to December 31, 2024.
•	Sold certain video gaming editorial websites for a purchase price of approximately $6.8 million, representing a multiple of approximately 4.5x associated revenue, and resulting in a gain on sale of intangible assets of $4.8 million.
•	Settled certain deferred and earn-out payments in connection with its acquisitions of Addicting Games, Outplayed, and Vedatis through the issuance of an aggregate of 16,168,836 common shares at an implied weighted average value of US$2.47 per share. The Addicting Games deferred payments, Outplayed deferred and earn-out payments and Vedatis deferred payment represented a total liability for the Company of more than US$40 million to be paid over a period lasting until December 2023.

2022 Operational Highlights

•	Signed multi-year partnership with the National Football League (the “NFL”) to launch a first-of-its-kind gaming collaboration, NFL Tuesday Night Gaming (“NFL TNG”), which debuted on September 13, 2022. NFL TNG had approximately 48 million impressions across livestream and social content in 2022. Produced and broadcasted 19 episodes, connecting millions of fans with over 100 of their favorite NFL stars and gamers. The investment in 2022, and in particular in Q4, gained significant momentum exiting the year as evidenced by the growing fan engagement and considerable new brand participation in the series.
•	NFL TNG media sponsors in 2022 included: Hulu + Live TV, Xbox, Paramount+, Disney+, Puss In Boots: The Last Wish, Nickelodeon, and the FDA. Additional sponsors subsequent to year-end include TurboTax, Verizon, Campbell’s Chunky Soup, Hasbro, Sour Patch Kids, and Carnival Cruise Line.
•	Renewals or new business with key notable direct sales partners including Adidas, State Farm, HBO Max, Lego, Amazon, RBC, Universal Pictures, Uber, Doordash, Nintendo US, US Navy, Pandora Jewelry, GFuel, and Fidelity.
•	Resumed hosting live events under Pocket Gamer Connects B2B series. 2022 saw record attendance across events in London, Seattle, Toronto, Helsinki, Jordan, and a brand-new event in Riyadh, Saudi Arabia.
•	Activated a partnership with Fractal, an NFT marketplace co-founded by Justin Kan, co-founder of Twitch, resulting in over 6,000 NFTs being minted by the Company and integrated into one of the Company’s HTML5-based games, EV.IO (playable at www.ev.io).
•	EV.IO, the Company’s browser-based first-person shooter game, won multiple game of the year awards.
•	Completed the acquisition of Fantasy Football Scout, one of the largest online communities for fantasy football players.
•	Expanded Luminosity Gaming into new titles, including Rocket League, Apex Legends, and Halo.
•	Luminosity Gaming won second place at the Call of Duty: Mobile World Championship in December.
•	Enthusiast Gaming reached 50 million unique visitor traffic in December with female reach at an all-time high of 21 million unique visitors - 15% reach of the total female US digital population as measured by Comscore.
•	Entered into a new content partnership with Netflix to launch and support the Geeked:Toonin live stream weekly on Netflix's Twitch account and the Geeked TikTok channel in November and December.

•	Launched an in-house talent agency, Storied, to access best-in-class talent for Enthusiast Gaming content initiatives such as NFL TNG.
•	Subsequent to the year-end, the Company was ranked as the #1 gaming property for unique visitor traffic in the United States, based on the latest digital media ratings from Comscore, a leading independent media measurement firm (Comscore Media Metrix®, Games, January 2023, U.S.).

Q4 2022 Financial Highlights

•	Revenue of $54.0 million, a decrease of 5% vs revenue of $56.9 million in Q4 2021. The year-over-year decrease in revenue was primarily driven by lower CPMs in Q4 2022 as compared to Q4 2021 as observed in the broader digital advertising industry.
•	Gross profit of $18.1 million, a 32% increase vs gross profit of $13.7 million in Q4 2021, and the highest quarterly gross profit to date.
•	Gross margin of 33.5%, an increase of 940 bps vs gross margin of 24.1% in Q4 2021. The increase in gross margin is primarily driven by high growth rates in direct sales and subscription revenue.
•	Direct sales of $12.8 million, a 45% increase vs direct sales of $8.8 million in Q4 2021. Renewals with existing customers accounted for approximately 50% of direct sales. Direct sales are included in revenue.
•	Subscription revenue of $3.8 million, a 26% increase vs subscription revenue of $3.0 million in Q4 2021. The increase in subscription revenue was driven by an increase in paid subscribers, which were 262,000 as at December 31, 2022, vs 220,000 as at December 31, 2021.

Organizational Updates

As previously announced on March 1, 2023, Nick Brien joined Enthusiast Gaming as Chief Executive Officer to lead its global operations. Adrian Montgomery, who had served as CEO of the Company since 2019, moved to Chair of the Board of Directors as part of the Company’s previously announced transition plan.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on March 27, 2023, at 5:00 p.m. Eastern Time to review and discuss the year-end 2022 results.

Please call the following numbers to participate: North America (toll-free): 1-855-239-1101 International: 1-412-317-5231

Conference ID: 10176540

A live webcast can be heard at https://www.enthusiastgaming.com/investors. If you are unable to join live, an archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website.

Certain information provided in this news release is extracted from financial statements and management’s discussion & analysis (“MD&A”) of the Company for the year ended December 31, 2022, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the financial statements and MD&A that an investor can properly analyze this information. The financial statements and MD&A have been published on the Company’s profile on SEDAR and EDGAR.

All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding trends in certain financial and operating metrics of the Company, and expectations relating to the financial performance and the financial results of future periods.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Enthusiast Gaming Holdings Inc. Consolidated Statements of Financial Position As of December 31, 2022 and 2021 (Expressed in Canadian Dollars)	December 31, 2022	December 31, 2021

ASSETS
Current
Cash	$7,415,516	$22,654,262
Trade and other receivables	37,868,107	33,801,990
Investments	125,000	131,342
Loans receivable	50,935	176,931
Income tax receivable	367,092	356,366
Prepaid expenses	2,017,004	2,145,184
Total current assets	47,843,654	59,266,075
Non-current
Property and equipment	180,621	247,988
Right-of-use assets	2,099,996	2,885,662
Investment in associates and joint ventures	2,450,031	885,269
Long-term portion of prepaid expenses	279,814	261,922
Intangible assets	116,967,438	129,138,595
Goodwill	171,615,991	195,097,659
Total assets	$341,437,545	$387,783,170

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$32,823,320	$34,391,221
Contract liabilities	5,380,378	3,890,569
Income tax payable	129,485	114,094
Current portion of long-term debt	17,431,625	2,000,000
Current portion of deferred payment liability	2,391,863	27,244,146
Current portion of lease liabilities	872,429	796,835
Current portion of other long-term debt	10,891	11,121
Total current liabilities	59,039,991	68,447,986
Non-current
Long-term debt	—	7,681,867
Long-term portion of deferred payment liability	1,451,939	20,794,275
Long-term lease liabilities	1,478,438	2,213,512
Other long-term debt	144,844	136,324
Deferred tax liability	24,671,326	25,740,885
Total liabilities	$86,786,538	$125,014,849

Shareholders' Equity
Share capital	442,781,376	387,087,948
Contributed surplus	30,402,742	25,485,361
Accumulated other comprehensive income	8,629,848	527,166
Deficit	(227,162,959)	(150,332,154)
Total shareholders' equity	254,651,007	262,768,321
Total liabilities and shareholders' equity	$341,437,545	$387,783,170

Enthusiast Gaming Holdings Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December, 2022 and 2021
(Expressed in Canadian Dollars)
	For the year ended
	December 31, 2022	December 31, 2021

Revenue	$202,835,921	$167,364,286
Cost of sales	139,371,400	129,589,540
Gross margin	63,464,521	37,774,746
Operating expenses
Professional fees	2,691,148	3,073,330
Consulting fees	5,789,576	4,591,688
Advertising and promotion	2,682,684	3,047,149
Office and general	9,533,291	6,972,055
Annual general meeting legal and advisory costs	3,386,596	—
Salaries and wages	36,493,089	25,140,326
Technology support, web development and content	21,858,408	10,640,184
Esports player, team and game expenses	4,352,150	5,497,165
Foreign exchange loss (gain)	(446,625)	(2,079,774)
Share-based compensation	7,751,370	18,918,489
Amortization and depreciation	16,707,844	9,518,471
Total operating expenses	110,799,531	85,319,083

Other expenses (income)
Goodwill impairment	31,281,286	—
Transaction costs	114,853	1,490,463
Share of net (income) loss from investment in associates and joint
ventures	(1,241,684)	266,641
Interest and accretion	3,620,186	2,844,956
Loss on settlement of deferred payment liability	3,302,824	—
Loss (gain) on revaluation of deferred payment liability	(621,780)	181,707
Loss on derecognition of long-term debt	482,282	—
Gain on repayment of long-term debt	—	(39,502)
Gain on settlement of long-term debt	—	(11,991)
Gain on sale of intangible assets	(4,836,075)	—
Gain on player buyouts	(518,581)	—
Change in fair value of investment	—	444,764
Loss on settlement of vendor-take-back loan	—	316,241
Interest income	(36,252)	(51,529)
Net loss before income taxes	(78,882,069)	(52,986,087)

Income taxes
Current tax expense	250,955	194,222
Deferred tax recovery	(2,302,219)	(1,133,687)
Net loss for the year	(76,830,805)	(52,046,622)

Other comprehensive (loss) income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	8,102,682	481,738
Net loss and comprehensive loss for the year	$(68,728,123)	$(51,564,884)

Net loss per share, basic and diluted	$(0.54)	$(0.43)
Weighted average number of common shares
outstanding, basic and diluted	143,535,305	121,002,659

Enthusiast Gaming Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended December, 2022 and 2021
(Expressed in Canadian Dollars)
	December 31, 2022	December 31, 2021

Cash flows from operating activities
Net loss for the year	$(76,830,805)$	(52,046,622)
Items not affecting cash:
Goodwill impairment	31,281,286	—
Amortization and depreciation	16,707,844	9,518,471
Share-based compensation™	7,751,370	18,918,489
Interest and accretion	2,334,783	1,294,774
Deferred tax recovery	(2,302,219)	(1,133,687)
Share of net (income) loss from investment in associates and joint ventures	(1,241,684)	266,641
Gain on sale of intangible assets	(4,876,659)	—
Loss on settlement of deferred payment liability	3,302,824	—
(Gain) loss on revaluation of deferred payment liability	(621,780)	181,707
Foreign exchange gain	(775,004)	(172,776)
Gain on player buyouts	(518,581)	—
Gain on settlement of accounts payable	(587,769)	—
Loss on derecognition of long-term debt	482,282	—
Gain on repayment of long-term debt	—	(39,502)
Gain on settlement of long-term debt	—	(11,991)
Loss on settlement of vendor-take-back loan	—	316,241
Shares for services	(179,374)	173,567
Provisions	479,007	—
Change in fair value of investment	—	444,764
Changes in working capital:
Changes in trade and other receivables	(3,328,743)	(8,322,247)
Changes in prepaid expenses	128,180	(1,599,739)
Changes in loans receivable	125,995	37,500
Changes in accounts payable and accrued liabilities	944,457	7,687,368
Changes in contract liabilities	1,142,087	1,284,406
Changes in income tax	98,932	(174,052)
Income tax paid	(156,784)	(301,975)
Net cash used in operating activities	(26,640,355)	(23,678,663)

Cash flows from investing activities
Cash paid for mergers and acquisitions	(2,937,520)	(36,222,278)
Cash acquired from mergers and acquisitions	1,748,602	2,406,356
Proceeds from sale of intangible assets	5,460,959	—
Proceeds from player buyouts, net of transaction costs	518,581	—
Repayment of deferred payment liability	(472,833)	—
Proceeds from investments	6,865	—
Investment in associates and joint venture	—	(125,000)
Acquisition of property and equipment	(11,278)	(3,398)
Net cash provided by (used in) investing activities	4,313,376	(33,944,320)

Cash flows from financing activities
costs	—	95,146,338
Proceeds from long-term debt, net of transaction costs	9,758,128	10,823,240
Repayment of long-term debt	(2,588,238)	(23,773,470)
Proceeds from exercise of options	289,034	784,431
Repayment of vendor-take-back loan	—	(6,158,329)
Repayment of other long-term debt	(12,871)	(5,561)
Lease payments	(948,040)	(802,013)
Net cash provided by financing activities	6,498,013	76,014,636

Foreign exchange effect on cash	590,220	(61,214)
Net change in cash	(15,238,746)	18,330,439
Cash, beginning of year	22,654,262	4,323,823
Cash, end of year	$7,415,516	$22,654,262